UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

[X]     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Transition period from ____________ to ____________

Commission file number: 001-10608

A. Full title of the plans and address of the plans, if different from that of the issuer named below:

Florida Public Utilities Company 401(K) Plan

B. Name of issuer of the securities held pursuant to the plans and the address of its principal executive office:

Florida Public Utilities Company
401 South Dixie Highway
West Palm Beach, FL 33401

FLORIDA PUBLIC UTILITIES COMPANY 401(k) PLAN

TABLE OF CONTENTS

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INDEPENDENT AUDITOR'S REPORT

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FINANCIAL STATEMENTS AND NOTES FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007:

     Statements of Net Assets Available for Benefits

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     Statements of Changes in Net Assets Available for Benefits

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     Notes to Financial Statements

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SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2008:

     Schedule H, Part IV Line 4i -Assets Held for Investment - Exhibit A

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SIGNATURE

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EXHIBIT

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All other schedules required by the Department of Labor’s rules and regulations for reporting disclosure under the Employee Retirement Income Security Act of 1974 have been omitted, because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator

Florida Public Utilities Company 401(k) Plan

West Palm Beach, Florida

We have audited the accompanying statements of net assets available for benefits of the Florida Public Utilities Company 401(k) Plan (the "Plan”) as of December 31, 2008 and 2007 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007 and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The accompanying supplemental Schedule of Assets Held for Investment as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Templeton & Company, LLP

Certified Public Accountants

West Palm Beach, Florida

June 29, 2009

FLORIDA PUBLIC UTILITIES COMPANY 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2008 AND 2007

See accompanying notes to financial statements.

FLORIDA PUBLIC UTILITIES COMPANY 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

See accompanying notes to financial statements.

FLORIDA PUBLIC UTILITIES COMPANY 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2008 AND 2007

1.  SUMMARY OF PLAN

The following description of Florida Public Utilities Company (the “Company”) 401(k) Plan (the “Plan”), as amended, is provided for general information only. Participants should refer to the summary plan description and Plan documents for a more detailed and complete description of the Plan’s provisions.

General - The Plan is a defined contribution plan with the purpose of providing retirement benefits to employees. This benefit plan was formed for all employees who have met the eligibility requirements, which are generally attaining age twenty-one and providing three months of continuous service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Employee Contributions - Plan participants may elect to contribute 1% to 100% of their pre-taxed compensation up to the maximum allowed by the Internal Revenue Code (IRS) after attaining age 21 years and completing three months of eligibility service.  If participants are going to be age 50 or older by the end of the calendar year, they may make Catch-Up Deferral Contributions that exceed the IRS limit, but cannot exceed the Catch-Up Limit in effect for that year.

Annually, the Employer increases the employee’s contribution percentage by 1% each July 1 if the employee’s contribution is less than 6% of employee compensation.  This provision does not apply to any eligible employee who makes an affirmative election against the increase.

Employer Contributions – Employees attaining 21 years of age and six months of continuous service are eligible to participate in the Plan and make voluntary contributions.  The Company makes matching contributions of 100% of an employee’s contributions up to 2% of the employee’s compensation and 50% of an employee’s contributions exceeding 2% up to 6% of an employee’s compensation.  The Company does not match contributions exceeding 6% of an employee’s compensation.

Subsequent Event - During the fourth quarter of 2009, the Plan Sponsor expects to merge with Chesapeake Utilities Company.  The Plan will either be continued at the wholly owned subsidiary level or rolled into the Chesapeake Utilities Company plan.  The Plan Sponsor is drafting a Plan amendment that will shorten the vesting period and beginning period of a match.

Participant Accounts - Plan participants have investment control over the funds that have been deducted from their compensation and such amounts are always fully vested. Contributions to the Plan are invested at participants’ discretion in separate equity and fixed income funds. Beginning December 1, 2008, participants can also elect to invest in a self-directed brokerage account.  Each participant’s account is increased by the participant’s contributions, the Company’s matching contribution, if applicable, prior plan rollovers and investment earnings, and is decreased by any benefit payments or withdrawals, investment losses and administrative expenses.

Investments - Participants direct the investments of their contributions into various investment options offered by the Plan.

Vesting - Participants become vested in the employer contributions and their related investment earnings or losses according to the following schedule:

Years of Service	Vested Percent
1	0%
2	0%
3	100%

Employer contributions may also automatically become fully vested upon reaching the Plan's normal retirement age, death or disability.

Forfeitures - Forfeitures are created when participants terminate employment before becoming fully vested in Company’s contributions. Forfeited amounts are applied to reduce subsequent contributions by the Employer as provided in the Plan. There were no material forfeitures under the Plan during the years ended December 31, 2008 and 2007.

Participant Loans Receivable - Participants may borrow from their Plan accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balance. The loans are secured by the balance in the participant’s account and are payable over a 1 to 5 year period and bear interest at rates equal to the prime rate plus one percent (1%) as determined monthly by the Plan administrator.

Payment of Benefits - On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or monthly distributions. Employees at age 59 ½ may begin to receive lump-sum or monthly distributions from their account, after retirement or while still employed, without having to pay the IRS early withdrawal penalty, currently at 10%. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Plan Amendment - Effective December 1, 2008, the Plan was amended to discontinue the Florida Public Utilities Company investment option.  Additionally, the Plan was amended to include a self-directed brokerage account investment option starting December 1, 2008.  There were no amounts invested in the self-directed brokerage accounts at December 31, 2008.

2.  SUMMARY OF ACCOUNTING POLICIES

The following is a summary of significant accounting policies followed by the Plan:

Basis of Accounting – The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates in the Preparation of Financial Statements - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases in net assets during the period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition - Investments are stated at their fair value based on quoted market prices or estimated fair value except for its benefit-responsive investment contract which is valued at contract value (see Note 5). Accordingly, net appreciation and depreciation in the fair value of investments are recorded in the accompanying financial statements. Purchases and sales of securities are recorded on a trade-date basis. Investment income is recorded on an accrual basis. Participant loans are valued at their outstanding loan balances, which approximate fair value.

As required by the Financial Accounting Standards Board issued FASB Staff Position Nos. AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by defined contribution plans are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

As required by the FSP, the statements of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.  The statements of changes in net assets available for benefits are prepared on a contract value basis.

Administrative Expenses - In accordance with the Administrative Services Agreement, expenses may be paid by the Plan Sponsor or deducted from participant account balances. For the years ended December 31, 2008 and 2007, Plan expenses that were deducted from participant account balances and shown as expenses were $4,415 and $2,784, respectively. Certain Plan expenses, also referred to as administrative expenses, such as annual audit fees, are paid by the Plan Sponsor and are not included in these financial statements.

Payment of Benefits - Benefit payments to participants are recorded upon distribution.

New Accounting Pronouncements - In September 2006, Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“FAS 157”), was issued and is effective for fiscal years beginning after November 15, 2007. FAS 157, defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements.  See Note 6 for FAS 157 disclosures.

3.  INVESTMENTS

Investments that represent more than 5% of Plan assets at December 31, 2008 and 2007 are as follows:

During 2008 and 2007, the Plan’s investments (including gains and losses on investments bought and sold as well as held during the year) appreciated (depreciated) in value by ($3,182,057) and $561,401, respectively, as follows:

4.  PARTY IN INTEREST TRANSACTIONS

As of December 31, 2007, certain Plan investments consisted of shares of common stock of Florida Public Utilities Company with a fair market value of $234,671. There were no Plan investments in Florida Public Utilities Company stock at December 31, 2008.

Certain Plan investments are shares of mutual funds managed by MassMutual, the current contract record keeper as defined by the Plan; therefore, these transactions qualify as party-in-interest transactions. Additionally, fees for the investment management services are paid by the Company.

5.  INVESTMENT CONTRACT WITH INSURANCE COMPANY

In 2005, the Plan entered into an investment contract with Massachusetts Mutual Life Insurance Company (“MassMutual”). MassMutual maintains the contributions in a general account.  The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses.  The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

Because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract.  Contract value, as reported to the Plan by MassMutual, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise.  The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than zero percent.  Interest rates are reviewed for resetting at least semi-annually.

Certain events, such as the premature termination of the contract by the Plan or the termination of the Plan, would limit the Plan’s ability to transact at contract value with MassMutual.  The Plan administrator believes the occurrence of such events that would also limit the Plan’s ability to transact at contract value with the Plan participants is not probable.

MassMutual is required to hold reserves in an amount at least equal to the minimum required by law.  The fair value of the guaranteed investment contract at December 31, 2008 and 2007 was $2,699,988 and $1,528,225, respectively.  MassMutual has the right to fully or partially terminate the contract upon the occurrence of certain events specified in the investment agreement.  The average yield and crediting interest rate on the contract at December 31, 2008 and 2007 was 4.30% and 4.12%, respectively.

6.  FAIR VALUE MEASUREMENTS

SFAS No. 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under SFAS No. 157 are described below:

Level 1

Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets.

Level 2

Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3

Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following table sets forth by level, within the fair value hierarchy, the Plan's investments at fair value as of December 31, 2008.

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 investments for the year ended December 31, 2008.

7.  PLAN TERMINATION

Although the Company has not expressed any intent to terminate the Plan, it has the right to discontinue contributions and terminate the Plan subject to the Employee Retirement Income Security Act (ERISA) of 1974. In the event the Plan is terminated, participants would become 100% vested in their employer contributions.

8.  RECONCILIATION TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 for the years ended December 31, 2008 and 2007:

9.  TAX STATUS

The Plan obtained its last determination letter on November 25, 2003, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter; however, the Company, MassMutual, and the Plan administrator believe that the Plan is currently designed and operating in compliance with the applicable requirements of the Internal Revenue Code.

10.  REFUNDS OF EXCESS CONTRIBUTIONS

During 2007, the Plan received contributions from participants in excess of Plan and IRS limitations.  Such amounts were refunded in 2008.

11.  RISKS AND UNCERTAINTIES

The Plan provides for various investment options. Investment securities are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the changes in net assets available for benefits.

FLORIDA PUBLIC UTILITIES COMPANY 401(k) PLAN

EXHIBIT A - SUPPLEMENTAL SCHEDULE OF ASSETS HELD FOR INVESTMENT

DECEMBER 31, 2008

Schedule H, Line 4i - Schedule of Assets Held at End of Year

Plan EIN: 59-0539080

Plan Number: 002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

FLORIDA PUBLIC UTILITIES COMPANY 401(k) PLAN

Name of Plan

Date: June 29, 2009

By:  /s/ George M. Bachman

George M. Bachman

Chief Financial Officer

(Principal Accounting Officer)

FLORIDA PUBLIC UTILITIES COMPANY

EXHIBIT INDEX

  Item Number

 23.1    Independent Registered Public Accounting Firm’s Consent Templeton & Company, LLP

9